


02067989


DEC 2 4 2002

AR/S

P.E.
6/30/02





UNITED STATES POSTAL SERVICE.
Electronic Postmark



AuthentiDate™
Holding Corp.

ANNUAL REPORT 2002

To Our Shareholders, Clients and Friends:

December 2002

The past year has been a tumultuous period that has seen our Company attain many of its strategic objectives. Our legacy business, consisting of DocSTAR and DJS are profitable, growing businesses that have performed well in a difficult economic environment. In particular, Thomas Franceski, President of DocSTAR and DJS has done an admirable job of strengthening the marketing position and improving the profitability of both of these divisions. We are proud of their success and view them as important elements in the future of Authentidate Holding Corp.

However, the major investment going forward will be to establish the Authentidate technology as **the** de facto standard to validate all electronic transmissions whether by e-mail, Internet, audio or video. Consequently, this letter will focus on the Authentidate activities and the progress that we are making in gaining its widespread acceptance.

Our Authentidate team has achieved many of the goals that we had earmarked as key earlier. In particular, after extensive discussions, coordination between several world-class companies and intense negotiations, we finalized a far-reaching and landmark alliance agreement with the US Postal Service to provide the technology as well as the marketing and sales for the USPS Electronic Postmark ("EPM"). The EPM, with an optional electronic signing service, will guarantee with virtual certainty, the who, what, when and why of any electronic transmission.

This agreement was announced on August 6, 2002 and linked Authentidate's role as the developer of the EPM technology with the capabilities and marketing power of many world-class companies including, in particular, IBM, Microsoft and Unisys. Their support and assistance was invaluable in developing the plan to implement this incredible project. As we ramp up our marketing efforts in conjunction with our partners, we are confident that we will see a rapidly growing use of the EPM for sensitive business, legal and medical purposes.

The US Postal Service has attained the standing as the single most trusted entity in the United States. It is ubiquitous, with offices in nearly every city, town and hamlet throughout the country and serves, in many locations, as the center of activity. In some small towns it is the single most important gathering place for the citizenry. Now, all the attributes of the traditional physical postmark are being accorded to the EPM, that is, all the laws, enforcement procedures and attributes of the physical postmark are also true of the EPM.

Our plan to establish the EPM as the standard for time stamping and authentication services will call upon the marketing strengths of our strategic partners such as IBM and Microsoft. By embedding the EPM in their products and having it then made available to their customers we will be able to dramatically extend our marketing reach. Studies of the market opportunity prepared by Microsoft for the US Postal Service show authentication services revenue over a five-year period could exceed $1.3 billion.

Authentidate is involved with several other initiatives that show great promise. In particular, our German subsidiary, Authentidate International AG, has certified the Authentidate process in Germany and consequently, throughout Europe. By now you all should be aware that Germany has passed legal regulations, the German Digital Signature Act, and, subsequently in Europe, the European Directive, which require all electronic data to be stored with legal certainty by January 1, 2003. Authentidate is the only legally accredited service provider to specialize in digital time stamps.

This singular position has placed our German subsidiary as a company that can offer a critical piece of the electronic transaction puzzle. Indeed, Deutsche Telecom ("DT"), one of the largest and leading telecommunications companies in Europe, has recently announced that its T-Systems subsidiary and Authentidate International AG have combined their technologies and resources to offer efficient invoicing solutions to German and European companies.

One of the most significant invoicing opportunities is in the collection of VAT, the Value Added Tax. Considering the number of individual Value Added Tax bills that are transacted during the normal course of business, this one application can generate significant revenue to Authentidate. In addition, DT is planning to act as the agent for large corporations that wish to adopt the DT/Authentidate invoicing solution. Some of the corporations that are considering using DT as its invoicing agent send out millions of invoices each month. Even at $0.05-$0.10 per transaction, the dollar revenue that can be generated could be in the multimillions.

A final example that further demonstrates why we are so excited about the Company's future is our success in establishing Trac Medical Solutions, Inc. as the answer to the problem of receiving timely reimbursement for Certificates of Medical Necessity ("CMN"). Medicare and insurance companies require CMNs before payment can be authorized. To date, the reimbursement process has taken over 100 days instead of the expected 15 days or so. The added expense of shuffling paper back and forth between the doctor and the durable medical equipment supplier ("DME") is such that the DME is quite willing to spend $1.00 or more to speed up the reimbursement process. Over 40 million CMNs are prepared each year. Trac Medical has signed agreements with several of the leading home health care providers, including American HomePatient, a $325 million home medical equipment provider, Walgreen, and Memorial Hermann Home Health.

Each of the business opportunities described above is a company maker. We strongly believe that our business model is very scalable, that is, without a substantial increase in investment we can drive the business to significantly greater revenue than we have today and, most importantly, generate higher gross margins.

Now that the Authentidate process is fully developed, we are entering a new phase of growth; that of actively marketing our solutions using the broad customer bases of our strategic partners. We have overcome many difficulties in reaching this pivotal point in our growth but now are poised to show dramatic growth. We thank you for your support during this journey and look forward to report our many successes in the future.



John Botti
Chairman and CEO



Selected Financial Data

The following selected financial data should be read in conjunction with the Consolidated Financial Statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Year Ended June 30,	2002	2001	2000	1999	1998
Statement of Operations Data:					
Net Sales	$ 16,642,904	$ 17,860,544	$ 15,289,738	$ 17,094,765	$ 33,755,625
Gross Profit	4,552,369	3,677,098	2,879,320	5,500,777	8,022,507
Net (Loss) / Net Income	(9,951,402)	(9,340,103)	(5,274,043)	(3,166,488)	(5,464,059)
Basic and Diluted Net (Loss) / Net Income Per Common Share	(0.69)	(0.63)	(0.49)	(0.43)	(0.74)
Balance Sheet Data					
Current Assets	7,320,024	13,524,429	15,232,894	9,857,681	12,138,995
Current Liabilities	5,727,588	4,004,905	1,809,264	6,225,966	4,789,896
Working Capital	1,592,436	9,519,524	13,423,630	3,631,715	7,349,099
Total Assets	26,051,986	25,867,905	21,128,335	14,484,984	14,708,454
Total Long Term Liabilities	2,379,064	2,325,168	2,351,253	*(1)* 5,327,901	*(2)* 3,975,000
Stockholders' Equity	17,945,334	19,537,832	16,967,818	3,335,705	6,478,226

(1) Long-term liabilities excluding discount of $404,588
(2) Long-term liabilities excluding discount of $534,668

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview

We are involved in the development of security software technology, document imaging products and systems integration services and products. Our products include DocStar document imaging products, the Authentidate security software products and system integration services and products through our DJS subsidiary. We also offer, through our Trac Medical Solutions subsidiary, the CareCert™ Internet-based medical forms processing service. Authentidate products are sold by Authentidate, Inc., Trac Medical Solutions, Inc., Authentidate International, AG and Authentidate Sports, Inc. Revenues during the current fiscal year have been primarily derived from systems integration services and products and sales of our document imaging products.

In March 1996, we acquired DJS, a system integrator and computer reseller in Albany, New York. DJS is an authorized sales and support provider for Novell, Microsoft Solutions and Lotus Notes. DJS sells computer hardware and provides software and integration services to businesses to meet their data management needs.

We established our Authentidate subsidiary during the fiscal year ended June 30, 2000 to engage in the business of providing end users with a software-based security service designed to accept and store a digital code through the Internet which enables users to prove the authenticity of the date, time and the content of any electronic document. The Authentidate product was released for sale in May, 2001. We contemplate that product integration development work will be necessary for each application or customer. We are in the process of selling this product and began to record revenue during the fiscal year ended June 30, 2002. On March 23, 2001, our shareholders approved a proposal to acquire the outstanding minority interests of our Authentidate, Inc. subsidiary in exchange for securities of our company on a 1.5249:1 basis. This proposal was recommended to our shareholders in connection with the decision of our Board of Directors to focus on our Authentidate business line. We currently own approximately 98% of Authentidate, Inc.

In March 2002, we acquired all the outstanding capital stock of Authentidate International, AG. We previously owned 39% of Authentidate International. Authentidate International sells the same Authentidate product in the European marketplace.

We also organized Trac Medical Solutions (f/k/a WebCMN, Inc.) during the fiscal year ended June 30, 2001 in order to develop a business model to apply the Authentidate technology to the medical supply business relating to the automation and processing of Certificates of Medical Necessity. During the fiscal year ended June 30, 2002, Trac Medical developed its CareCert™ service and entered into its first revenue-generating agreement subsequent to the fiscal year end.

During the fiscal year ended June 30, 2001, we established a joint venture, Authentidate Sports, Inc. (f/k/a Authentidate Sports Edition, Inc.), to develop an application of our Authentidate technology to the field of signature authentication relating to sports memorabilia and entertainment collectibles. Authentidate Sports is a 50/50 non-consolidated joint venture and is accounted for on the equity basis.

Critical Accounting Policies & Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to new product launches, bad debts, inventory obsolescence, recoverability of equity investments, intangible assets, software capitalization, deferred tax assets, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results for which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions.

We believe the following critical accounting policies require more significant judgments and estimates used in the preparation of our consolidated financial statements. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We loaned $500,000 to an unrelated company in a planned acquisition, Zylab International, Inc. Our loan to Zylab is collateralized by all of Zylab's assets, including all of its intellectual property. As of June 30, 2002, Zylab had defaulted on the notes. On September 23, 2002, we closed on a transaction pursuant to which our loan was repaid on the following terms. Zylab made payment to us of $350,000 in cash, $50,000 in prepaid license fees for a product DocStar licenses from Zylab, and agreed to pay to us 18% of the future net income of Zylab or a successor company up to $100,000, after a $75,000 threshold. Accordingly, our planned acquisition of Zylab has been cancelled.

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write downs may be required.

We hold an interest in a joint venture company having operations or technology in areas within its strategic focus, none of which are publicly traded. We monitor the financial condition and results of such company; however, future adverse changes in market conditions or poor operating results of the underlying investments could result in losses or an inability to recover the carrying value, thereby possibly requiring an impairment charge in the future.

We have capitalized software development costs related to our newly launched Authentidate product and significant goodwill related to acquisitions, for which the recoverability of such capitalized costs and goodwill is highly dependent on the future success of the marketing and sales of such product. If the product is not well received by the marketplace and the future revenue generated from such product launch is less than anticipated, the carrying value of the software development costs and goodwill may be impaired and require an impairment charge in the future.

The following analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes contained elsewhere in this Form 10-K.

Results of Operations

Fiscal Year 2002 Compared to Fiscal Year 2001

We realized a consolidated net loss of $9,951,402 ($.69 per share) and $9,340,103 ($.63 per share) for the fiscal years ended June 30, 2002 and 2001, respectively. Consolidated net sales totaled $16,642,904 and $17,860,544 for the fiscal years ended June 30, 2002 and 2001, respectively.

The sales decrease is due to a decrease in sales from our DJS Marketing, Inc. (DJS) subsidiary, where sales decreased from $11,620,407 to $9,871,923 during the fiscal year ended June 30, 2002. Offsetting this decrease was improved sales in our DocStar Division, where sales increased from $6,239,579 to $6,719,803. Our Authentidate subsidiaries, including Trac Medical and Authentidate International, had sales of $51,178 through June 2002.

Sales declined in DJS for two reasons. The primary reason is a change in business strategy, as DJS sold a greater volume of hardware on an indirect sales model, where the sale is passed on to the manufacturer and DJS receives a fee. The gross margin is essentially the same as with a direct sales approach, but DJS can reduce inventory levels and has lower bad debt risks. The second reason for the decrease in sales by DJS is the recessionary pressures confronting the technology industry in the DJS market area. We cannot quantify the exact effect these pressures have contributed to the sales decline. DocStar sales increased due to increased demand for its document imaging products, as well as the release of a new version of the software which operates the DocStar unit, Version 3.0.

The consolidated net loss increase is mainly attributable to losses incurred by our Authentidate and Trac Medical subsidiaries. Please see Footnote 16, "Segment Reporting," in the consolidated financial statements. The segment profit for DJS was $96,801 and the segment profit for DocStar was $287,859. The Authentidate business line, which includes Authentidate, Inc., Authentidate International AG and Trac Medical Solutions, Inc., incurred significant selling, general and administrative expenses in the process of building a team of experienced managers and professionals and developing a market for their products. Major expenses include compensation and benefits, professional fees, public relations, amortization, rent, advertising and marketing. Authentidate International revenue is only included subsequent to March 15, 2002, the date our acquisition was consummated. The Authentidate segment loss was $5,723,055. Corporate expenses also increased due to a reduction in interest income.

Consolidated gross profit for the fiscal years ending June 30, 2002 and 2001 was $4,552,369 and $3,677,098, respectively. This increase is due to the sales increase of DocStar discussed above. The consolidated profit margin was 27% and 21% for the years ending June 30, 2002 and 2001, respectively. Gross profit margin is defined as gross profit as a percentage of sales. The increase in gross profit margin is due to DocStar which realized a gross profit margin of 54% for the current fiscal year compared to 37% last year. The increase is due to sales volume increases, component cost reductions and increased efficiencies in assembly.

Selling, general and administrative expenses (S,G&A) consist of all other of our expenses except product development expenses and interest. S,G&A expenses amounted to $11,470,073 and $11,950,719 for the twelve months ended June 30, 2002 and 2001, respectively. The decrease is mainly due to the Authentidate businesses which have been controlling costs in an effort to reduce the cash flow burn rate. DJS S,G&A expenses decreased slightly during the same period. DocStar S,G&A expenses increased by approximately $600,000 during the fiscal year ended June 30, 2002. The parent company also incurred a corporate non-cash expense of $518,000 for stock compensation expense as a result of the stock conversion to Authentidate Holding Corp. As a percentage of sales, S,G&A costs were 69% and 67% for the years ended June 30, 2002 and 2001, respectively.

Interest expense was $124, 824 and $124,816 for the years ended June 30, 2002 and 2001, respectively. Our borrowing levels remained relatively constant during these periods and interest rates remained unchanged on our long term debt.

Product development expenses, excluding capitalized costs, relate to software development for our Authentidate businesses and for DocStar. These costs totaled $2,170,173 and $1,221,639 for the years ended June 30, 2002 and 2001, respectively. The increase is due to product development of the Authentidate business segments. We have a policy of capitalizing qualified software development costs after technical feasibility has been established and amortizing those costs over three years as cost of sales.

Fiscal Year 2001 Compared to Fiscal Year 2000

We realized a consolidated net loss of $9,340,103 ($.63 per share) and $5,274,043 ($.49 per share) for the fiscal years ended June 30, 2001 and 2000, respectively. Consolidated net sales totaled $17,860,544 and $15,289,738 for the fiscal years ended June 30, 2001 and 2000, respectively.

The sales increase is due to an increase in sales from our DJS Marketing, Inc. (DJS) subsidiary

Management's Discussion and Analysis of Financial Condition and Results of Operation

where sales increased by 20% from $9,699,764 to $11,620,407. The sales increase is also due to improved sales in the DocStar Division where sales increased 12% from $5,589,830 to $6,239,579. The Authentidate subsidiary has not recognized significant sales through June 2001.

The consolidated net loss increase is mainly attributable to losses incurred by our Authentidate subsidiary. Please see Footnote 16, "Segment Reporting" in the consolidated financial statements. The segment profit for DJS improved from $231,357 to $385,283 and the segment loss for DocStar decreased significantly from $1,177,239 to $295,680. The Authentidate subsidiary incurred significant selling, general and administrative expenses in the process of building a team of experienced managers and professionals. Major expenses include compensation and benefits, professional fees, public relations, amortization, rent, advertising and marketing. Authentidate expects to start generating revenue during the first half of the fiscal year ending June 30, 2002. Corporate expenses also increased mainly due to non cash compensation expenses resulting from the conversion of Authentidate, Inc. common shares into Authentidate Holding Corp. common shares.

Consolidated gross profit for the fiscal years ending June 30, 2001 and 2000 was $3,677,098 and $2,879,320, respectively. This increase is due to the sales increase of DocStar and DJS discussed above. The consolidated profit margin was 21% and 19% for the years ending June 30, 2001 and 2000, respectively. Gross profit margin is defined as gross profit as a percentage of sales. The increase in gross profit margin is due to DocStar which realized a gross profit margin of 37% in 2001 compared to 24% in 2000. The increase is due to sales volume increases, cost reductions and fewer sales discounts compared to 2000.

Selling, general and administrative expenses (S,G&A) consist of all other of our expenses except product development expenses and interest. S,G&A expenses amounted to $11,950,719 and $8,016,192 for the twelve months ended June 30, 2001 and 2000, respectively. The increase is mainly due to Authentidate which has been building a staff for several months and incurred significant payroll, consulting, selling and advertising expenses. DJS S,G&A expenses increased during the same period as selling expenses increased as a result of an increase in sales. DocStar S,G&A expenses remained about the same. The parent company also incurred a corporate non-cash expense of $862,934 for stock compensation expense as a result of the stock conversion to Authentidate Holding Corp. As a percentage of sales, S,G&A costs were 67% and 52% for the years ended June 30, 2001 and 2000, respectively.

Interest expense was $124,816 and $299,994 for the years ended June 30, 2001 and 2000, respectively. The decrease is due to the conversion of convertible debt to common stock and the payoff of our line of credit during the prior fiscal year.

Product development expenses, excluding capitalized costs, relate to software development for Authentidate and for DocStar. These costs totaled $1,221,639 and $179,696 for the years ended June 30, 2001 and 2000, respectively. The increase is due to product development of the Authentidate software product. We have a policy of capitalizing qualified software development costs after technical feasibility has been established, and amortizing those costs over three years as cost of goods sold.

Liquidity and Capital Resources

Our primary sources of funds to date have been the issuance of equity and the incurrence of third party debt. The principal balance of all long-term debt at June 30, 2002 totaled $1,317,515, all of which relates to a mortgage loan on our principal office located in Schenectady, New York.

In May, 2002, our DJS subsidiary closed on a $2,000,0000 revolving line of credit with a financial institution collateralized by all the assets of DJS and guaranteed by Authentidate Holding Corp. The interest rate on this line of credit is prime plus 1.75%, with a minimum rate of 7%. DJS may borrow on this line of credit based on a formula of qualified accounts receivables and inventory. Based upon this formula, $247,000 was available for use at June 30, 2002.

Property, plant and equipment expenditures totaled $556,398 and newly capitalized software development expenditures totaled $346,331 for the twelve months ended June 30, 2002. There are no significant purchase commitments outstanding.

In June 1999, we completed construction of a new office and production facility in Schenectady, New York for approximately $2,300,000, which was financed with a $1,000,000 grant from the Empire State Development Corporation (an agency of New York State) and a mortgage loan from a local financial institution. The grant stipulates that we are obligated to achieve certain annual employment levels between January 2002 and January 2005 or some or all of the grant will have to be repaid. We have not achieved the agreed upon employment levels to date, but expect to achieve such levels by 2005. No assurances can be given that such employment levels will be achieved by 2005, so the grant has been classified as a long-term liability on the balance sheet. In the event some or all of the grant will be required to be repaid, we will either seek refinancing from a financial institution, sell the building or pay the grant off out of cash reserves. Our cash balance at June 30, 2002 was $2,269,353 and total assets were $26,051,986. Management believes existing cash and short-term investments should be sufficient to meet our operating requirements for the next twelve months provided the Authentidate businesses start to generate material sales. In the event Authentidate, Authentidate International and Trac Medical do not increase sales materially, then we will either need to obtain outside financing, reduce expenses or a combination of both.

During the year ended June 30, 2002, we incurred a net loss of $9,951,402. Cash used in operating activities totaled $6,003,316 for the year ended June 30, 2002, compared to $1,391,651 used in operating activities for the year ended June 30, 2001. Our cash balance decreased from $9,040,466 to $2,269,353 from June 30, 2001 to June 30, 2002. Further, our accumulated deficit increased from $31,283,665 at June 30, 2001 to $42,999,497 at June 30, 2002. To date, we have been largely dependent on our ability to sell additional shares of our common stock to obtain financing to fund our operating deficits. Under our current operating plan to introduce the new Authentidate technology, our ability to improve operating cash flow is highly dependent on the market acceptance of our products and our ability to reduce overhead costs. Authentidate and its related businesses, Trac Medical and Authentidate International, are currently cash flow negative and along with our operations were responsible for the negative cash flow from operations for the year ended June 30, 2002. If we are unable to attain projected sales levels for Authentidate and related products and unable to raise additional capital to fund our operations, we will be required to implement cost reduction strategies, including ceasing or reducing the operations of Authentidate, Authentidate International or Trac Medical Solutions.

Long-term debt at June 30, 2002 and 2001 consists of the following:

Mortgage payable with Central National Bank in the original amount of $1,400,000 with interest, adjusted every five years, equal to the five-year Treasury Bill rate plus 2.5%, not to be less than 8.25% (8.25% at June 30, 2002), payable in monthly installments through October 2019. The mortgage is collateralized by a first mortgage lien on the Company's headquarters

	2002	2001
Total	$ 1,317,515	$ 1,350,441
Less current portion	(35,747)	(32,926)
Long-term debt, net of current portion	$ 1,281,768	$ 1,317,515

Management's Discussion and Analysis of Financial Condition and Results of Operation

The aggregate principal maturities of long-term debt for each of the subsequent five years and thereafter are as follows:

2003	$	35,747
2004		38,810
2005		42,136
2006		45,747
2007		49,668
Thereafter		1,105,407
	$	1,317,515

The Company is obligated under operating leases and capital leases for certain equipment and facilities expiring at various dates through the year 2007. As of June 30, 2002, future minimum payments by year, and in the aggregate, noncancelable operating leases with initial terms of one year or more, consist of the following:

	Capital Leases	Operating Leases
Fiscal year ending June 30:		
2003	$ 113,419	$ 529,766
2004	85,766	563,113
2005	22,073	535,768
2006	-	430,438
2007	-	162,616
	221,258	$ 2,221,701
Amounts representing interest	(35,135)	
Present value of net minimum lease payments	186,123	
Less current portion	(88,827)	
Long-term portion	$ 97,296	

As described in more detail above, we issued an aggregate of 1,425,875 shares of common stock and 100,000 common stock purchase warrants to the other equity holders of Authentidate International, AG in consideration of our acquisition of all outstanding equity securities issued by Authentidate International AG. This transaction was consummated as of March 15, 2002 and as a result, Authentidate International AG is now our wholly-owned subsidiary. Authentidate International AG was organized in March 2000 as a joint venture with a German company, Windhorst New Technologies, Agi.G., to market Authentidate in countries outside of the Americas, Japan, Australia, New Zealand and India. We invested DM 250,000, which was equal to approximately $124,000, and also granted a license of the Authentidate technology to the joint venture vehicle. Additionally, we issued 250,000 common stock purchase warrants to Windhorst in connection with the joint venture. Windhorst contributed DM 3,000,000 to the joint venture.

In February 2002, we offered the holders of our Series B common stock purchase warrants the opportunity to receive new common stock purchase warrants upon the exercise of their Series B warrants for cash. The Series B warrants were originally issued in October 1999. The warrant holders exercising Series B warrants received new warrants with an exercise price of $2.00 per share, which was above the market price of our common stock at the time of the transaction. Holders of 1,080,000 Series B warrants elected to exercise their Series B warrants, and an aggregate of 1,080,000 new warrants were issued. The new warrants expire on October 1, 2004 and do not include registration rights, although we may elect to include the shares underlying these new warrants in any future registration statement we may file.

Subsequent to June 30, 2002, we consummated a private placement of our securities pursuant to Rule 4(2) of the Securities Act of 1933, as amended, and/or Rule 506 promulgated thereunder. The securities offered have a purchase price of $3.03 per unit. We sold an aggregate of 660,077 units of our securities, each unit comprised of one share of common stock and one warrant to purchase .20

shares of common stock. The warrants are exercisable at $3.26 per share for a period of five years from the date of issuance. We received approximately an aggregate of $1,950,000 in net proceeds after payment of expenses. The proceeds raised will be used to increase the business development, marketing and sales efforts for the Authentidate services, along with our general working capital needs. We agreed to file a registration statement with the Securities and Exchange Commission to register for resale the shares of common stock contained in the units, including the shares underlying the warrants. In the event that we do not timely file the registration statement, or it is not timely declared effective, the investors will be entitled to liquidated damages equal to 2% of the purchase price for each month that the relevant event is delayed.

We previously disclosed in our Supplement to the Proxy Statement dated March 13, 2001 that we received notice of a potential claim from a minority shareholder of Authentidate, Inc. relative to the conversion of Authentidate, Inc. stock into Authentidate Holding Corp. stock. We dispute these claims and will vigorously oppose them and we will assert various counter-claims in any such action. However, in the event that we are unsuccessful in any proceeding commenced to adjudicate this issue, then we may be required to issue additional shares of our common stock and may record a non-cash expense, the amount of which cannot be presently estimated. Management believes that the claim will not have a material adverse impact on our financial condition, results of operations or cash flows.

At our annual meeting of shareholders, held on March 23, 2001, our shareholders approved a proposal to acquire the outstanding minority interests of our Authentidate, Inc. subsidiary in exchange for securities of our company on a 1.5249:1 basis. This proposal was also recommended to our shareholders in connection with the decision of our Board of Directors to focus on our Authentidate business line. Security holders owning an aggregate of 601,750 shares of common stock and an aggregate of 616,623 options and warrants of Authentidate, Inc. have accepted the exchange offer, and we have issued an aggregate of 917,608 shares of our common stock and 940,289 options and warrants to these security holders.

In May 2001, we consummated two financings under Regulation S, which resulted in our receipt of an aggregate of $5,500,000 in gross proceeds. In these transactions we sold a total of 5,500 shares of our newly created Series C convertible preferred stock and warrants to purchase 114,000 shares of our common stock. The Series C preferred stock is convertible into common stock at a conversion price of $4.845 per share, and the warrants are exercisable at $4.845 per share for a period of five years from the date of issuance. The conversion price is not subject to any resets or adjustment for changes in the market price of our common stock. The Series C preferred stock also pays an annual 4% dividend, payable in cash or stock at our election, until conversion or redemption.

We received approximately an aggregate of $5,200,000 in net proceeds after payment of commissions and expenses. The proceeds of these transactions will be used to increase the business development, marketing and sales efforts for Authentidate services, along with our general working capital needs.

The transactions were completed under Regulation S of the Securities Act of 1933, as amended, and the securities sold in the offering are deemed restricted securities under Regulation S. We registered for resale, effective as of July 8, 2002, the shares of common stock which may be:

- issued upon the conversion of the Series C preferred stock;
- paid as dividends on the Series C preferred stock; and
- issued upon the exercise of the warrants.

In October and November 1999, we completed three private equity offerings for approximately $2,100,000 (approximately $1,900,000 after expenses). The investment was structured as follows. In the first offering we sold 740,000 units for $740,000, each unit consisting of two shares of common stock and two Series B common stock purchase warrants. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $1.375 for five years.

In the second offering we sold 50,000 shares of Series B convertible cumulative preferred stock for $1,250,000. Dividends on the Series B preferred shares are payable at the rate of 10% per annum, semi-annually. Each of the shares of the Series B preferred stock is convertible into such number of shares of our common stock as shall equal $25 divided by the conversion price of $1.875 per share, subject to adjustment in certain circumstances.

In November 1999, we completed the third offering by selling a 20% interest for $100,000 in our new subsidiary, Authentidate, Inc. In addition, we issued to the purchasers 999,999 Series C common stock purchase warrants. The Series C warrants are divided into three classes of 333,333 warrants per class which have varying exercise prices, starting at $1.50 per common share and increasing over time to $3.75 after the effectiveness of a registration statement covering the underlying shares, subject to adjustment for stock splits and corporate reorganizations. The registration statement was declared effective by the Commission on February 14, 2000.

Effects of Inflation and Changing Prices

The impact of general inflation on our operations has not been significant to date, and we believe inflation will continue to have an insignificant impact on us. However, price deflation in the major categories of components we purchase for DocStar has been substantial and is anticipated to continue through fiscal 2003. Typically, new components such as new generations of microprocessors and new optical disk drive technologies etc. are introduced at premium prices by their vendors. During this period, we earn lower margins on our products. As the life cycle progresses, competitive pressures could force vendor prices down and thus improve our profit margins. We do not believe that competitive pressures will require us to lower our DocStar selling price. Because much of DJS's business is service-related, price deflation has less of an impact on DJS's profits.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We adopted SFAS No. 133 on July 1, 2001. Since we have not yet entered into any derivative instruments, the adoption of this Standard has not had a material effect on our financial condition, results of operations or cash flows.

On June 29, 2001, Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," was approved by the Financial Accounting Standards Board (FASB). SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. To date, the adoption of this Standard has not had a material effect on our financial condition, results of operations or cash flows.

On June 29, 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was approved by the FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. We adopted SFAS No. 142 effective July 1, 2001. We have retained a third party consultant to conduct a valuation of goodwill related to Authentidate, Inc. and Authentidate International, AG. To date, the adoption of SFAS 142 has not had a material impact on our financial position, results of operations or cash flows.

Present Accounting Standards Not Yet Adopted

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We believe the adoption of this Statement will not have a material effect on our financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB No. 30. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposals of long-lived assets and is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. We believe the adoption of this Statement will not have a material effect on our financial statements.

In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64," Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002. This Standard addresses a number of items related to leases and other matters. We are required to adopt this Standard as of July 1, 2002. We do not expect the adoption of SFAS No. 145 to have material effect on our financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Standard addresses the recognition, measurement and reporting of costs that are associated with exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of SFAS No. 146 to have a material effect on our financial statements.

Market for Common Equity and Related Stockholder Matters

Upon the effectiveness of our public offering on May 13, 1992, our common stock commenced trading in the over-the-counter market and was listed on the SmallCap Market of the Nasdaq Stock Market under the symbol "BTWS." On August 11, 1994, our common stock commenced trading on the Boston Stock Exchange under the symbol "BTW." On June 25, 1996, we withdrew our listing on the Boston Stock Exchange. On April 24, 1996, our common stock commenced trading on the Pacific Stock Exchange. In April, 2000 we commenced trading on the Nasdaq National Market. On February 2, 2001, we withdrew our listing on the Pacific Stock Exchange. Our common stock currently trades under the symbol "ADAT."

The following is the range of high and low closing prices for our common stock on the Nasdaq National Market for the periods indicated below:

Common Stock	High	Low
Fiscal Year 2002		
1st Quarter	$ 5.30	$ 2.30
2nd Quarter	4.98	3.50
3rd Quarter	5.24	1.90
4th Quarter	5.85	3.12
Fiscal Year 2001		
1st Quarter	6.688	3.875
2nd Quarter	6.0625	3.25
3rd Quarter	5.375	2.938
4th Quarter	6.31	3.93
Fiscal Year 2000		
1st Quarter	1.46875	0.875
2nd Quarter	19.875	1.125
3rd Quarter	18.25	11.25
4th Quarter	13.6875	5.875

The above quotations represent prices between dealers and do not include retail mark-ups, mark-downs, or commissions, and do not necessarily represent actual transactions.

As of September 11, 2002, there were approximately 417 holders of record of our common stock. We believe there are more than 500 beneficial holders of our common stock.

Dividend Policy

We have not paid any dividends upon our common stock since our inception. We do not expect to pay any dividends upon our common stock in the foreseeable future and plan to retain earnings, if any, to finance the development and expansion of our business. Further, our Certificate of Incorporation authorizes our Board of Directors to issue preferred stock with a preferential right to dividends. We are obligated to pay dividends on certain of our outstanding shares of preferred stock as follows:

- 28,000 shares of our Series B preferred stock which have the right to receive dividends equal to an annual rate of 10% of the issue price payable on a semi-annual basis; and
- 4,000 shares of our Series C preferred stock which have the right to receive dividends equal to 4% of the issue price on an annual basis payable in either cash or shares of our common stock, at our discretion.

Sales of Unregistered Securities

Warrant Issuance

We entered into a corporate advisory services agreement with Sands Brothers & Co., Ltd. as of February 8, 2002. Pursuant to this agreement, we issued to Sands warrants to purchase 37,500 shares of our common stock initially exercisable at $3.20 per share and exercisable until February 7, 2007. This agreement was terminated as of May 29, 2002.

Report of Independent Accountants



To the Board of Directors and Shareholders
Authentidate Holding Corp. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Authentidate Holding Corp. and its Subsidiaries at June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Albany, New York
August 29, 2002

Authentidate Holding Corp. and Subsidiaries
Consolidated Balance Sheets

June 30, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 2,269,353	$ 9,040,466
Accounts receivable, net of allowance for doubtful accounts of $609,185 and $532,241 on June 30, 2002 and 2001	4,222,472	3,574,728
Due from related parties	27,444	14,825
Inventories	479,702	800,404
Note receivable	197,287	—
Prepaid expenses and other current assets	123,766	94,006
Total current assets	**7,320,024**	**13,524,429**
Property and equipment, net	4,008,925	3,562,372
Other assets:		
Software development costs, net of accumulated amortization of $2,556,824 and $1,469,531 on June 30, 2002 and 2001	1,161,650	1,905,613
Goodwill	12,439,145	5,276,136
Investment in affiliated companies	294,427	1,440,854
Patent costs, net	235,789	86,422
Other intangible assets	258,766	67,632
Note receivable	302,713	—
Other assets	30,547	4,447
Total assets	**$26,051,986**	**$25,867,905**
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 1,899,786	$ 2,765,606
Accrued expenses and other current liabilities	1,932,034	1,200,770
Current portion of obligations under capital leases	88,827	4,970
Current portion of long-term debt	35,747	32,926
Line of credit	1,753,394	—
Income taxes payable	17,800	633
Total current liabilities	**5,727,588**	**4,004,905**
Long-term debt, net	1,281,768	1,317,515
Deferred grant	1,000,000	1,000,000
Obligations under capital leases, net of current portion	97,296	7,653
Total liabilities	**8,106,652**	**6,330,073**
Commitments and contingencies:		
Shareholders' equity:		
Preferred stock $.10 par value, 5,000,000 shares authorized;		
Series A – 100 shares issued and outstanding at June 30, 2002 and June 30, 2001	10	10
Series B – 28,000 shares issued and outstanding at June 30, 2002 and 48,000 shares issued and outstanding at June 30, 2001	2,800	4,800
Series C – 4,000 shares issued and outstanding at June 30, 2002 and 5,500 shares issued and outstanding at June 30, 2001	400	550
Common stock, $.001 par value; 40,000,000 shares authorized; 19,308,594 shares issued at June 30, 2002 and 16,114,093 shares issued at June 30, 2001 and	19,309	16,114
Additional paid-in capital	61,376,632	51,634,783
Accumulated deficit	(42,999,497)	(31,283,665)
	18,399,654	20,372,592
Currency translation adjustment	53,111	—
Other equity	(507,431)	(834,760)
Total shareholders' equity	17,945,334	19,537,832
Total liabilities and shareholders' equity	**$26,051,986**	**$25,867,905**

The accompanying notes are an integral part of the consolidated financial statements.

Authentidate Holding Corp. and Subsidiaries
Consolidated Statements of Operations

Years Ended June 30, 2002, 2001 and 2000

	2002	2001	2000
Net sales:			
Product sales	$ 15,135,663	$ 16,472,754	$ 14,182,181
Service sales	1,507,241	1,387,790	1,107,557
Total net sales	16,642,904	17,860,544	15,289,738
Cost of sales:			
Products	11,398,458	13,536,309	11,865,290
Services	692,077	647,137	545,128
Total cost of sales	12,090,535	14,183,446	12,410,418
Gross profit	**4,552,369**	**3,677,098**	**2,879,320**
Selling, general and administrative expenses	11,470,073	11,950,719	8,016,192
Product development expenses	2,170,173	1,221,639	179,696
Total operating expenses	13,640,246	13,172,358	8,195,888
Loss from operations	**(9,087,877)**	**(9,495,260)**	**(5,316,568)**
Other income (expense):			
Interest and other income	180,360	399,996	311,493
Interest expense	(124,824)	(124,816)	(299,994)
Equity in net loss of affiliated companies	(958,788)	(104,023)	(5,715)
	(903,252)	171,157	5,784
Loss before income taxes	**(9,991,129)**	**(9,324,103)**	**(5,310,784)**
Income tax (expense)/benefit	(14,119)	(16,000)	102
Loss before minority interest	**(10,005,248)**	**(9,340,103)**	**(5,310,682)**
Minority interest	53,846	—	36,639
Net loss	**$ (9,951,402)**	**$ (9,340,103)**	**$ (5,274,043)**
Per share amounts:			
Basic and diluted loss per common share	**$ (.69)**	**$ (.63)**	**$ (.49)**

The accompanying notes are an integral part of the consolidated financial statements.

Authentidate Holding Corp. and Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Loss

Years Ended June 30, 2002, 2001 and 2000

	Preferred Stock		Common Stock								
	Number of Shares	$.10 Par Value	Number of Shares	$.001 Par Value	Paid-in Capital	Accumulated Deficit	Other Equity	Treasury Stock	Translation Adjustment	Total Shareholders' Equity	Comprehensive Income (Loss)
Balance, June 30, 1999	**200**	**$ 20**	**7,410,745**	**$ 7,411**	**$ 19,846,126**	**$ (16,441,133)**	**$**	**$ (76,719)**	**$**	**$ 3,335,705**	**$**
Warrants issued for non-employee services					390,221					390,221	
Private equity offering	50,000	5,000	1,480,000	1,480	1,890,466					1,896,946	
Conversion of debt to equity			1,223,075	1,223	3,384,484					3,385,707	
Exercise of stock warrants			3,753,922	3,754	10,780,447					10,784,201	
Warrants issued for interest in Authentidate International AG					1,119,814					1,119,814	
Stock issued for non-employee services			72,750	73	105,641					105,714	
Exercise of stock options			481,266	481	1,297,559					1,298,040	
Investment in Authentidate, Inc.					98,861					98,861	
Costs of registration					(79,945)					(79,945)	
Dividends					(93,403)					(93,403)	
Net loss						(5,274,043)				(5,274,043)	
Balance, June 30, 2000	**50,200**	**5,020**	**14,421,758**	**14,422**	**38,740,271**	**(21,715,176)**		**(76,719)**		**16,967,818**	
Exercise of stock warrants			459,516	459	1,584,087					1,584,546	
Exercise of stock options			316,626	317	198,775					199,092	
Retire treasury shares			(28,082)	(28)	28	(76,719)		76,719		—	
Convert preferred stock to common stock	(2,000)	(200)	26,667	26	174					—	
Purchase of an equity interest in Authentidate, Inc.			917,608	918	4,243,019					4,243,937	
Private equity offerings	5,500	550			5,204,308					5,204,858	
Retire preferred shares	(100)	(10)			10					—	
Warrants for non-employee services					204,042					204,042	
Costs of registration					(32,474)					(32,474)	
Stock option compensation					1,380,694		(517,760)			862,934	
Warrants issued to joint venture partner					111,849					111,849	
Cash dividends to Series B preferred shareholders						(151,667)				(151,667)	
Loan to shareholder							(317,000)			(317,000)	
Net loss						(9,340,103)				(9,340,103)	
Balance, June 30, 2001	**53,600**	**5,360**	**16,114,093**	**16,114**	**51,634,783**	**(31,283,665)**	**(834,760)**			**19,537,832**	
Exercise of stock warrants			1,109,517	1,110	1,574,520					1,575,630	
Exercise of stock options			31,999	32	80,296					80,328	
Convert preferred stock to common stock	(21,500)	(2,150)	576,263	576	1,574					—	
Purchase of Authentidate AG			1,425,875	1,426	6,393,881					6,395,307	
Warrants for services					74,572					74,572	
Costs of registration					(66,943)					(66,943)	
Stock option compensation							517,760			517,760	
Cash and stock dividends to Series B and Series C preferred shareholders			50,847	51	219,947	(300,428)				(80,430)	
Loan to executive							(190,431)			(190,431)	
Currency translation adjustment									53,111	53,111	53,111
Beneficial conversion					1,464,002	(1,464,002)				—	
Net loss						(9,951,402)				(9,951,402)	(9,951,402)
Comprehensive loss											
Balance, June 30, 2002	**32,100**	**$ 3,210**	**19,308,594**	**$ 19,309**	**$ 61,376,632**	**$ (42,999,497)**	**$ (507,431)**	**$ —**	**$ 53,111**	**$ 17,945,334**	**$ (9,898,291)**

The accompanying notes are an integral part of the consolidated financial statements.

Authentidate Holding Corp. and Subsidiaries
Consolidated Statements of Cash Flow
Years Ended June 30, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities			
Net loss	$ (9,951,402)	$ (9,340,103)	$ (5,274,043)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation and amortization	1,690,382	1,814,278	916,532
Provision for doubtful accounts receivable	53,965	152,711	175,799
Equity in net loss of affiliated companies	958,788	104,023	—
Non-cash dividends	219,998	—	—
Non-cash compensation and other	763,061	1,066,976	173,405
Changes in operating assets and liabilities, net of business acquired			
Accounts receivable and due from related parties	(642,299)	539,750	731,458
Inventories	320,702	1,551,983	1,472,000
Prepaid expenses and other current assets	87,618	516,000	(122,928)
Accounts payable, accrued expenses and other current liabilities	478,702	2,186,627	(3,147,656)
Income taxes	17,169	16,104	(3,341)
Other	—	—	100
Net cash used in operating activities	**(6,003,316)**	**(1,391,651)**	**(5,078,674)**
Cash flows from investing activities			
Purchases of property and equipment	(556,598)	(893,181)	(358,554)
Trademarks acquired	(42,673)	(27,114)	(23,331)
Patent costs	(174,240)	(47,985)	(30,796)
Software development costs	(346,331)	(2,764,678)	(485,293)
Note receivable	(500,000)	—	—
Investments in affiliated companies	(385,568)	(250,000)	(230,961)
Acquisition of business, net of cash acquired	58,078	—	—
Other	(33,678)	(4,149)	—
Net cash used in investing activities	**(1,981,010)**	**(3,987,107)**	**(1,128,935)**
Cash flows from financing activities			
Proceeds from private equity offering	—	5,204,858	1,896,946
Stock warrants exercised	1,575,630	1,584,546	10,784,201
Stock options exercised	80,328	199,092	1,298,040
Dividends	(104,525)	(151,667)	(93,403)
Outside investments in Authentidate, Inc.	—	—	98,861
Costs of conversion of debt to equity	—	—	(10,000)
Principal payments on obligations under capital leases	(47,920)	(3,300)	—
Loan to shareholder, net of repayments	(190,431)	(317,000)	—
Payment of registration costs	(66,943)	(32,474)	(79,945)
Net payments under line of credit	—	—	(1,274,779)
Proceeds from borrowings on long-term debt	—	—	165,152
Principal payments on long-term debt	(32,926)	(30,327)	(18,876)
Receipt of deferred revenue from economic development grant	—	—	857,811
Net cash provided by financing activities	**1,213,213**	**6,453,728**	**13,624,008**
Net (decrease) increase in cash and cash equivalents	(6,771,113)	1,074,970	7,416,399
Cash and cash equivalents, beginning of period	9,040,466	7,965,496	549,097
Cash and cash equivalents, end of period	**$ 2,269,353**	**$ 9,040,466**	**$ 7,965,496**

The accompanying notes are an integral part of the consolidated financial statements.

Authentidate Holding Corp. and Subsidiaries
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Description of business and business continuity

Authentidate Holding Corp. (AHC) and its subsidiaries Authentidate, Inc., Authentidate International AG, (AG), DJS Marketing Group, Inc. (DJS), and Trac Medical Solutions, Inc. (Trac Med), collectively referred to as the "Company," are engaged in the following businesses. Through its DocStar Division, the Company markets and sells document imaging products and proprietary software. Through DJS the Company markets network integration services, Internet services and related computer hardware. Authentidate, AG and Trac Med are all engaged in the business of providing authentication and security software services. AHC was formerly known as Bitwise Designs, Inc. The name change was approved by the shareholders in March 2001 as the Company has become more focused on software with DocStar and security software services through Authentidate, AG and Trac Med.

In June 1999, AHC established a majority owned subsidiary, Authentidate, Inc. (Authentidate), to engage in a new software service business providing users with a service which can verify the authenticity of digital images by employing a secure clock that will date stamp the images when received, providing proof of time, date and also proof of content via the Internet.

In 2001, the Company formed a subsidiary named Trac Medical Solutions, Inc. to develop and provide authentication software services in the medical supply industry for the processing of Certificates of Medical Necessity.

In March 2000, Authentidate, Inc. formed a joint venture known as Authentidate International Holdings, AG, with a German company, Windhorst New Technologies, Agi.G., to market Authentidate in countries outside of the Americas, Japan, Australia, New Zealand and India. AHC owned 39% of this joint venture originally. In March 2002, the Company purchased the 61% of Authentidate AG that it did not own in order to secure worldwide rights for the marketing of the Authentidate technology. Prior to consolidation (March 2002), the Company's share of net losses of AG under the equity method of accounting for fiscal year ended June 30, 2002 was $625,282.

In May 2001, the Company became a 50% owner in a joint venture known as Authentidate Sports, Inc. (Sports) with outside partners to provide the same Authentidate services in the sports memorabilia industry. The Company contributed $250,000, while the outside partners contributed in the aggregate $250,000 of equipment and other consideration to Sports. The Company is required to contribute an additional $750,000 subject to certain conditions being met as defined in the joint venture agreement. The Company is accounting for the activities of the joint venture under the equity method of accounting. The Company's share of net losses in this joint venture in 2002 approximated $334,000.

Description of business and business continuity (continued)

During the fiscal year ended June 30, 2002, the Company incurred a net loss of $9,951,402, and cash used in operating activities totaled $6,003,316. The Company's available cash balance at June 30, 2002 totaled approximately $2,269,000. To date, the Company has been largely dependent on its ability to sell additional shares of its common stock or other financing to fund its operating deficits. Under its current operating plan to introduce the new Authentidate technology, the Company's ability to improve operating cash flow is highly dependent on the market acceptance of the Authentidate related businesses and the Company's ability to reduce overhead costs. If the Company is unable to attain projected sales levels for Authentidate, AG and Trac Med, it may be necessary to raise additional capital to fund operations and meet its obligations. There is no assurance that such funding will be available, if needed. If the Company is unable to raise additional capital necessary to fund operations for 2003 and is unable to attain projected sales levels for Authentidate and related products, then it will implement cost reduction strategies in early fiscal 2003, including the possible shutdown or reduction of operations at Authentidate, AG, or Trac Med.

Purchase 100% interest of Authentidate International, AG.

In March 2002, the Company purchased 61% of the outstanding shares of Authentidate International, AG which it did not already own, and as a result, now owns 100% of AG. The Company issued 1,425,875 common shares and issued 100,000 common stock warrants to the sellers. The sellers also returned 250,000 outstanding warrants to the Company as part of the transaction. The sellers have agreed to place 300,000 common shares of AHC in escrow for 6 months as security for potential unrecorded liabilities. Also, as part of the acquisition, the Company issued 151,500 vested employee stock options to three executives of AG with an exercise price of $.01 share. The acquisition was recorded under the purchase method of accounting. The operations of AG have been included in the statement of operations since the acquisition date of March 15, 2002. Below is a table summarizing what the Company's unaudited operating results would have been if AG's operating results were included with the Company's consolidated statement of operations for the years ended June 30, 2002 and 2001.

	2002	2001
Consolidated sales including AG	$16,915,413	$ 17,994,088
Consolidated net loss including AG	(11,136,075)	(10,005,292)
Per share	(.76)	(.68)

Purchase 100% interest of Authentidate International, AG. (continued)

Summary of assets acquired, liabilities assumed and purchase price paid for 61% of the outstanding shares of AG:

Fair market value of common stock issued	$ 5,629,355
Fair market value of common stock warrants and options issued net of warrants returned	765,953
Total purchase price paid	6,395,308
Liabilities assumed	877,416
Fair value of assets acquired	(562,923)
Net liabilities assumed	314,493
Goodwill	**$ 6,709,801**

The assets acquired of $562,923 comprised approximately $126,000 in cash and $117,000 in prepaids and other current assets, in addition to other various assets. Accounts payable makes up approximately $153,000 of the liabilities assumed, while the remaining balance relates to accrued expenses.

Summary of Goodwill and other intangible assets recorded:

Total Goodwill recognized	$ 7,283,009
Other intangible assets recognized:	
Completed technologies	59,400
Accreditation	121,800
Total	**$ 7,464,209**

The fair market value of common stock warrants and options was determined using the "Black Scholes Model." The value of intangible assets recognized was determined by an independent valuation firm.

Purchase minority interest of Authentidate, Inc.

In fiscal year ended June 30, 2001, the Company issued 917,608 shares of Authentidate Holding Corp. common stock (valued at approximately $4,200,000) to acquire approximately 25% of the outstanding shares not owned by AHC of Authentidate, Inc. As of June 30, 2002, the Company owns approximately 98% of Authentidate, Inc. The acquisition of the minority interest has been accounted under the purchase method of accounting. The excess purchase price, which approximates $4,200,000, was being amortized over a 5-year period. Beginning July 1, 2001, the Company no longer amortizes goodwill (see "New Accounting Pronouncements").

In connection with the aforementioned transaction, the Company's CEO was granted options to acquire 444,668 shares of Company common stock with an intrinsic value of approximately $1,380,000, which was expensed during the fiscal years ended June 30, 2001 and June 30, 2002.

Principles of consolidation

The consolidated financial statements include the accounts of AHC and its subsidiaries. The accounts of the subsidiaries have been consolidated since the acquisition date. All material intercompany balances and transactions have been eliminated in consolidation.

Cash equivalents

The Company considers all highly liquid debt instruments with original maturities not exceeding three months to be cash equivalents. At June 30, 2002 and 2001, cash equivalents were composed primarily of investments in commercial paper and overnight interest bearing deposits.

Inventories

Inventories are stated at the lower of cost or market and are valued at average cost.

Property and equipment

Property and equipment are stated at cost. Depreciation and amortization are determined using the straight-line method. Estimated useful lives of the assets range from three to forty years.

Repairs and maintenance are charged to expense as incurred. Renewals and betterments are capitalized. When assets are sold, retired or otherwise disposed of, the applicable costs and accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss, if any, is recognized.

Software development costs

Software development and modification costs incurred subsequent to establishing technological feasibility are capitalized and amortized based on anticipated revenue for the related product with an annual minimum equal to the straight-line amortization over the remaining economic life of the related products (generally three years). Software development costs capitalized during 2002 and 2001 amounted to $347,829 and $2,764,678, respectively. Amortization expense related to software development costs for the years ended June 30, 2002, 2001 and 2000 was $1,087,293, $1,033,646 and $485,837, respectively. These expenses were included in product development expenses in prior years. However, the Company has reclassified these costs as cost of sales which is more consistent with industry standards. As a result, the Statements of Operations for the years ended June 30, 2001 and 2000 were adjusted to reflect the transfer of $1,033,646 and $485,837 from product development expenses to cost of goods sold for the years ended June 30, 2001 and 2000, respectively.

Goodwill

Goodwill was amortized on a straight-line basis over periods ranging from 5 to 20 years through June 30, 2001. However, beginning in the fiscal year ending June 30, 2002, the Company applied SFAS No. 142 (see new accounting pronouncements under Footnote 1).

The Company periodically reviews goodwill to assess recoverability, and impairments would be recognized in operating results if a permanent diminution in value were to occur. In connection with adoption of SFAS 142, the Company completed an initial transaction impairment test, as well as an annual impairment test as required. These tests did not result in any impairment charges. The amortization charged against earnings in 2001 and 2000 was $222,753 and $86,287, respectively, which did not have a material impact on net loss per basic and diluted share in 2001 and 2000. Accumulated amortization at June 30, 2002 and 2001 was $758,789. The changes in the carrying amount of goodwill for the year ended June 30, 2002 are as follows:

	DJS	Authentidate	AG	Total
Balance, June 30, 2001	$ 1,173,665	$ 4,102,471	$	$ 5,276,136
Reclass to patents based on valuation		(120,000)		(120,000)
Purchase 61% of AG			6,709,801	6,709,801
Reclassification of 39% of AG			573,208	573,208
June 30, 2002	$ 1,173,665	$ 3,982,471	$ 7,283,009	$ 12,439,145

Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue recognition and warranty provisions

Revenue from the sale of products and services is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed and collectibility is reasonably assured. Service revenue is recognized as it is earned. The Company provides a one-year warranty on hardware products it assembles. On products distributed for other manufacturers, the original manufacturer warranties the product. Warranty expense was not significant to any of the years presented.

New accounting pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company adopted SFAS No. 133 on July 1, 2001. Since the Company has not yet entered into any derivative instruments, the adoption of this standard has not had a material effect on the Company's financial condition, results of operations or cash flows.

On June 29, 2001, Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," was approved by the Financial Accounting Standards Board (FASB). SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. To date, the adoption of this Standard has not had a material effect on its financial condition, results of operations or cash flows.

On June 29, 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was approved by the FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company adopted SFAS No. 142 effective July 1, 2001. To date the adoption of SFAS 142 has not had a material effect on its financial position, results of operations or cash flows.

Present accounting standards not yet adopted

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company believes the adoption of this Statement will not have a material effect on its financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB No. 30. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposals of long-lived assets and is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company believes the adoption of this Statement will not have a material effect on its financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64," Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002. This Standard addresses a number of items related to leases and other matters. The Company is required to adopt this Standard as of July 1, 2002. The Company does not expect the adoption of SFAS No. 145 to have material effect on its financial statements.

Present accounting standards not yet adopted, (continued)
In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Standard addresses the recognition, measurement and reporting of costs that are associated with exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material effect on its financial statements.

Advertising expenses
The Company recognizes advertising expenses as incurred. Advertising and promotion expense for 2002, 2001 and 2000 was approximately $454,000, $835,000 and $1,363,000, respectively.

Use of estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Reclassifications
It is the Company's policy to reclassify, where appropriate, prior year financial statements to conform to the current year presentation.

2. Loss Per Share

The following is basic and diluted loss per common share information:

	2002	2001	2000
Net loss	$ (9,951,402)	$ (9,340,103)	$ (5,274,043)
Preferred stock dividends	(1,764,430)	(151,667)	(93,403)
Net loss applicable to common	$ (11,715,832)	$ (9,491,770)	$ (5,367,446)
Weighted average shares	17,035,030	15,013,135	10,953,284
Basic and diluted loss per common share	$ (.69)	$ (.63)	$ (.49)

Options (5,280,000), warrants (2,685,000) and convertible preferred stock (1,190,000) were antidilutive to the calculation of dilutive loss per share, and were accordingly excluded from the calculation.

3. Inventories

Inventories related to DocStar and DJS only at June 30, 2002 and 2001 consist of:

	2002	2001
Purchased components and raw materials	$ 317,772	$ 520,915
Finished goods	161,930	279,489
	$ 479,702	**$ 800,404**

4. Property and Equipment

Property and equipment at June 30, 2002 and 2001 consist of the following:

	2002	2001	Estimated Useful Life In Years
Building	$ 1,618,640	$ 1,614,611	40
Land	698,281	698,281	N/A
Machinery and equipment	3,467,848	2,478,377	3–6
Demonstration and rental computers	125,732	125,732	5–6
Furniture and fixtures	272,447	229,882	5–7
Leasehold improvements	48,893	17,613	5
Vehicles	—	15,090	5
	6,231,841	**5,179,586**	
Less accumulated depreciation and amortization	(2,222,916)	(1,617,214)	
	$ 4,008,925	**$ 3,562,372**	

In June 1999, the Company completed construction of a new office/production facility in Schenectady, New York for approximately $2,300,000. The Company was awarded a grant totaling $1,000,000 from the Empire State Development Corporation (an agency of New York State) to be used toward the construction of the facility. The funding was received in stages as costs were incurred and submitted for reimbursement. The grant stipulates that the Company is obligated to achieve certain annual employment levels at the new site between January 1, 2002 and January 1, 2005 or some or all of the grant will have to be repaid. The Company has not achieved the agreed upon employment levels to date, but would like to achieve such levels by 2005. As of June 30, 2000, $1,000,000 had been received and is recorded as deferred revenue. The remainder of the financing for the new facility, totaling approximately $1,400,000, was provided by a local financial institution in the form of a mortgage loan (See Note 6).

Depreciation and amortization expense on property and equipment for the years ended June 30, 2002, 2001 and 2000 was $553,615, $377,832 and $274,148, respectively.

5. Line of Credit

In May 2002, the Company's subsidiary DJS secured a new revolving line of credit in the amount of $2 million, with a financial institution, of which approximately $1,753,000 was outstanding at June 30, 2002. The interest rate is prime plus 1.75% (8.75% at June 30, 2002) with a minimum prime rate of 7%. DJS may borrow on this line based on a formula of qualified accounts receivable and inventory. Based upon this formula, $247,000 was available for use at June 30, 2002. The line was collateralized by all assets of DJS and is guaranteed by Authentidate Holding Corp. Under the line of credit agreement, DJS is required to comply with certain restrictive covenants, including tangible net worth and debt to tangible net worth. At June 30, 2002, DJS was in default of certain covenants but obtained a waiver of default from the financial institution.

6. Long-term Debt

Long-term debt at June 30, 2002 and 2001 consists of the following:

	2002	2001
Mortgage payable with Central National Bank in the original amount of $1,400,000 with interest, adjusted every five years, equal to the five-year Treasury Bill rate plus 2.5%, not to be less than 8.25% (8.25% at June 30, 2002), payable in monthly installments through October 2019. The mortgage is collateralized by a first mortgage lien on the Company's headquarters.	$ 1,317,515	$ 1,350,441
Less current portion	(35,747)	(32,926)
Long-term debt, net of current portion	**$ 1,281,768**	**$ 1,317,515**

The aggregate principal maturities of long-term debt for each of the subsequent five years and thereafter are as follows:

2003	$ 35,747
2004	38,810
2005	42,136
2006	45,747
2007	49,668
Thereafter	1,105,407
	$ 1,317,515

7. Income Taxes

Income tax expense (benefit) for the years ended June 30, 2002 and 2001 consists of currently payable state and local income taxes.

At June 30, 2002, the Company has federal net operating loss carryforwards for tax purposes approximating $36,000,000. The years in which the net operating loss carryforwards expire are as follows: 2003-$3,000; 2004-$6,000; 2008-$1,568,000; 2009-$867,000; 2011-$2,762,000; 2012-$686,000; 2013-$3,197,000; 2019-$1,350,000; 2020-$7,698,000; 2021-$9,900,000 and 2022-$8,000,000.

Because of significant changes in ownership during the prior years, the use of net operating loss carryforwards may be subject to limitation.

The following table reconciles the expected tax benefit at the federal statutory rate of 34% to the effective tax rate.

	2002	2001	2000
Computed expected tax benefit	$ (3,396,984)	$ (3,170,195)	$ (1,805,666)
Increase in valuation allowance	3,125,204	3,008,814	1,550,443
Nondeductible goodwill amortization	—	136,770	27,638
Adjustment to prior years' taxes	261,280	20,871	220,104
State income taxes, net of federal benefit	9,319	10,560	(67)
Other nondeductible expenses	15,300	9,180	7,446
	$ 14,119	**$ 16,000**	**$ (102)**

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of June 30, 2002 and 2001 are presented below:

	2002	2001
Deferred income tax asset:		
Allowance for doubtful accounts	$ 207,123	$ 180,162
Inventories, principally due to additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986 and inventory reserves	196,558	363,784
Other liabilities	540,224	214,235
Deferred revenue	—	15,786
Net operating loss carry forward	12,268,900	9,548,781
Total gross deferred tax assets	13,212,805	10,322,748
Less valuation allowance	(12,779,735)	(9,654,531)
Net deferred tax asset	433,070	668,217
Deferred income tax liability:		
Software development costs	(394,961)	(647,108)
Equipment, principally due to differences in depreciation methods	(38,109)	(21,109)
Net deferred income taxes	**$ -0-**	**$ -0-**

The Company has recorded a full valuation allowance against its deferred tax asset, since it believes it is more likely than not that such deferred tax asset will not be realized. The valuation allowance for deferred tax assets as of July 1, 2002 and 2001 was $12,779,735 and $9,654,531, respectively. The net change in the total valuation allowance for the years ended June 30, 2002 and 2001 was an increase of $3,125,204 and $3,008,814, respectively.

8. Lease Commitments

The Company is obligated under operating leases and capital leases for certain equipment and facilities expiring at various dates through the year 2007.

As of June 30, 2002, future minimum payments by year, and in the aggregate, noncancelable operating leases with initial terms of one year or more consist of the following:

	Capital Leases	Operating Leases
Fiscal year ending June 30:		
2003	$ 113,419	$ 529,766
2004	85,766	563,113
2005	22,073	535,768
2006	—	430,438
2007	—	162,616
	221,258	$ 2,221,701
Amounts representing interest	(35,135)	
Present value of net minimum lease payments	186,123	
Less current portion	(88,827)	
Long-term portion	$ 97,269	

Rental expense was approximately $345,000, $272,000 and $69,000 for the years ended June 30, 2002, 2001 and 2000, respectively. The amount of accumulated amortization for capital leases at June 30, 2002 was $29,513. The equipment financed by these capital leases may be purchased at the end of the lease for a bargain purchase amount.

9. Preferred Stock

The Board of Directors is authorized to issue shares of preferred stock, $.10 par value per share, from time to time in one or more series. The Board may issue a series of preferred stock having the right to vote on any matter submitted to shareholders including, without limitation, the right to vote by itself as a series, or as a class together with any other or all series of preferred stock. The Board of Directors may determine that the holders of preferred stock voting as a class will have the right to elect one or more additional members of the Board of Directors, or the majority of the members of the Board of Directors. The Board of Directors has designated a series of preferred stock which has the right to elect a majority of the Board of Directors. The holders of Series A preferred stock which have the right to elect a majority of the Board of Directors are therefore able to control the Company's policies and affairs.

The Board of Directors has designated 200 shares of preferred stock as Series A preferred stock, of which 100 shares have been issued to the chairman/chief executive officer of the Company. The holder of the Series A preferred stock has the right to elect a majority of the Board of Directors as long as the holder remains, subject to certain conditions, an officer, director and at least 5% shareholder of the Company. To date, the holder of the Series A preferred stock has not exercised such right. The holder of the Series A preferred stock has a preference on liquidation of $1.00 per share and no dividend or conversion rights. See Footnote 17.

10. Stock Option Plans and Stock Warrants

A) 2000 and 1992 Employees Stock Option Plans

In March 2001, the shareholders approved the 2000 Employees Stock Option Plan ("the 2000 Plan"), which provided for the grant of options to purchase up to 5,000,000 shares of the Company's common stock. The Company's shareholders were asked to adopt the 2000 Plan, since there were no additional shares available for issuance under the 1992 Plan, the 1992 Plan expired in 2002, and shareholder approval would have been required to increase the number of shares subject to the 1992 Plan. In 2001, the Company filed a registration statement with the SEC to register the shares issued under the 2000 Plan.

The 1992 Employees Stock Option Plan (the "1992 Plan") provided for the grant of options to purchase 3,000,000 shares of the Company's common stock.

Under the terms of the two Plans, options granted thereunder may be designated as options which qualify for incentive stock option treatment ("ISO") under Section 422 of the Internal Revenue Code, or options which do not so qualify ("non-ISOs").

The Plans are administered by a Compensation Committee designated by the Board of Directors. The Compensation Committee is comprised entirely of outside directors. The Board or the Committee, as the case may be, has the discretion to determine eligible employees and the times and the prices at which options will be granted, whether such options shall be ISOs or non-ISOs, the period during which each option will be exercisable, and the number of shares subject to each option. Options generally begin to vest one year after the date of grant. Vesting generally occurs one-third per year over three years. Options have a life of five years. The Board or the Committee has full authority to interpret the Plans and to establish and amend rules and regulations relating thereto. Under the two Plans, the exercise price of an option designated as an ISO may not be less than the fair market value of the Company's common stock on the date the option is granted. However, in the event an option designated as an ISO is granted to a ten percent shareholder, the exercise price shall be at least 110% of such fair market value. The aggregate fair market value on the grant date of shares, subject to options which are designated as ISOs which become exercisable in any calendar year, shall not exceed $100,000 per optionee.

The Board or the Committee may in its sole discretion grant bonuses or authorize loans to or guarantee loans obtained by an optionee to enable such optionee to pay any taxes that may arise in connection with the exercise or cancellation of an option.

Authentidate Holding Corp. and Subsidiaries
Notes to Consolidated Financial Statements

Stock Option Plans and Stock Warrants (continued)

A) 2000 and 1992 Employees Stock Option Plans (continued)

The 1992 Plan expired May 2002 and the 2000 Plan will expire in the year 2010.

	Number of Shares	Weighted Average Option Price per share
Outstanding at July 1, 1999	1,984,870	$ 2.99
Options granted equal to market price	1,337,000	1.39
Options exercised	(801,529)	2.93
Options canceled or surrendered	(334,168)	3.48
Outstanding at June 30, 2000	2,186,173	5.67
Options granted equal to market price	1,863,532	4.93
Options granted lower than market price	444,668	1.52
Options exercised	(61,733)	2.93
Options cancelled or surrendered	(247,935)	5.86
Outstanding at June 30, 2001	4,184,705	4.93
Options granted equal to market price	1,313,875	4.22
Options granted lower than market price	151,500	.01
Options cancelled or surrendered	(507,732)	7.50
Options exercised	(21,999)	2.27
Outstanding at June 30, 2002	**5,120,349**	**$ 4.48**

The following is a summary of the status of employee stock options at June 30, 2002:

Outstanding Options				Exercisable Options	
Exercise Price Range	Number	Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ .01– $ 4.99	3,398,274	2.9	$ 3.70	1,797,789	$ 2.90
$ 5.00– $ 9.125	1,722,075	3.3	$ 6.03	1,042,333	$ 6.27

As of June 30, 2002 and 2001, 2,840,122 shares and 2,112,997 shares, respectively, were exercisable under the 2000 and 1992 Employees Stock Option Plans.

B) Non-Executive Director Stock Option Plan

In January 2002, our shareholders approved the 2001 Non-Executive Director Stock Option Plan (the 2001 Director Plan). Options are granted under the 2001 Director Plan until December 2011 to (i) non-executive directors as defined and (ii) members of any advisory board established by the Company who are not full-time employees of the Company or any of its subsidiaries. The 2001 Director Plan provides that each non-executive director will automatically be granted an option to purchase 20,000 shares upon joining the Board of Directors and 10,000 on each September 1st thereafter, prorated based upon the amount of time such person served as a director during the period beginning twelve months prior to September 1. Each eligible director of an advisory board will receive, upon joining the advisory board, and on each September 1st thereafter, an additional option to purchase 5,000 shares of the Company's common stock, providing such person has served as a director of the advisory board for the previous 12-month period.

The Company's shareholders were asked to adopt the 2001 Director Plan since the 1992 Non-Executive Director Stock Plan (the 1992 Director Plan) expired in April 2002. Under the 1992 Director Plan, which was adopted by our shareholders in April 1992, directors were automatically granted an option to purchase 20,000 shares upon joining the Board of Directors and an option to purchase 10,000 shares on each September 1 thereafter.

The exercise price for options granted under the 2001 and 1992 Director Plans is 100% of the fair market value of the common stock on the date of grant. The "fair market value" is the closing NASDAQ bid price, or if the Company's common stock is not quoted by NASDAQ, as reported by the National Quotation Bureau, Inc. or a market maker of the Company's common stock. If the common stock is not quoted by any of the above, the Board of Directors acting in good faith will determine fair market value. The exercise price of options granted under both the 2001 and 1992 Director Plans must be paid at the time of exercise in cash. The term of each option commences on the date it is granted and unless terminated sooner, as provided in the 2001 and 1992 Director Plans, expires five years from the date of grant. The 2001 and 1992 Director Plans are administered by a committee of the board of directors composed of not fewer than three persons who are officers of the Company (the "Committee"). The Committee has no discretion to determine which non-executive director or advisory board member will receive options or the number of shares subject to the option, the term of the option or the exercisability of the option. However, the Committee will make all determinations of the interpretation of both the 2001 and 1992 Director Plans. Options granted under the 2001 and 1992 Director Plans are not qualified for incentive stock option treatment.

B) Non-Executive Director Stock Option Plan (continued)

A schedule of director stock option activity is as follows:

	Number of Shares	Weighted Average Option Price per share
Outstanding at June 30, 1999	130,000	$ 2.54
Options granted equal to market price	50,000	.89
Options cancelled or surrendered	(10,000)	5.13
Options exercised	(40,000)	1.83
Outstanding at June 30, 2000	130,000	1.92
Options granted equal to market price	30,000	.84
Options exercised	(20,000)	.92
Outstanding at June 30, 2001	140,000	2.68
Options granted equal to market price	30,000	3.76
Options exercised	(10,000)	3.38
Outstanding at June 30, 2002	**160,000**	**2.84**

The options range in exercise price from $.84 to $4.81 per share and have a weighted average remaining contractual life of 1.9 years.

C) Common Stock Warrants

A schedule of common stock warrant activity is as follows:

	Number of Shares	Weighted Average Option Price per share
Outstanding at June 30, 1999	2,898,995	$ 3.88
Warrants granted equal to market price	970,000	4.67
Warrants granted greater than market price	2,949,999	2.44
Warrants granted lower than market price	25,000	3.00
Warrants cancelled or surrendered	(30,000)	5.00
Warrants exercised	(3,788,517)	3.11
Outstanding at June 30, 2000	3,025,477	3.87
Warrants granted equal to market price	106,667	2.33
Warrants granted greater than market price	184,780	5.57
Warrants granted lower than market price	314,000	5.19
Warrants cancelled or surrendered	(258,806)	4.60
Warrants exercised	(463,668)	3.47
Outstanding at June 30, 2001	2,908,450	4.14
Warrants granted greater than market price	1,217,500	2.28
Warrants granted equal to market price	109,868	5.00
Warrants exercised	(1,125,000)	1.48
Warrants cancelled or surrendered	(425,000)	8.15
Outstanding at June 30, 2002	**2,685,818**	**3.81**

In connection with an agreement entered into subsequent to June 30, 2002 between the Company and a third party, the Company entered into an agreement whereby the Company may issue to the strategic partner warrants to purchase 225,000 shares of common stock at a per share exercise price of $3.65. The warrants would be exercisable for five years from date of issuance and are issuable in three tranches of 75,000 warrants on each of the first three anniversary dates of the agreement. If the agreement is terminated for any reason, the third party will not be able to exercise such option to acquire the warrants.

In March 2002, the Company issued 100,000 warrants in connection with the acquisition of Authentidate International AG. In February 2002, the Company issued 1,080,000 warrants to certain Series B warrant holders with an exercise price of $2.00 per warrant in exchange for their exercise of 1,080,000 outstanding Series B warrants, for which the Company received $1,485,000 in cash. See Footnote 19.

C) Common Stock Warrants (continued)
In May 2001, the Company issued 114,000 common stock purchase warrants to two foreign institutions and 150,000 common stock purchase warrants to investment bankers as professional fees related to two private equity financings further described in Footnote 17.

In October 1999, the Company issued 2,479,999 detachable common stock purchase warrants in connection with a private equity financing further described in Footnote 17. Other warrants issued during the years ended June 30, 2002, 2001 and 2000 were generally to various firms and individuals providing services to the Company.

The following is a summary of the status of common stock warrants at June 30, 2002:

	Outstanding Warrants			Exercisable Warrants	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 1.00 -$ 4.00	1,660,503	3.9	$ 1.98	1,660,503	$ 1.98
$ 4.01-$ 13.04	1,025,315	2.8	$ 6.78	1,025,315	$ 6.78

D) Option Valuation
The weighted average fair value of each option granted under the Company's option plans during fiscal 2002, 2001 and 2000 was $2.89, $2.90 and $5.21, respectively. These amounts were determined using the Black Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments and the risk-free interest rate over the expected life of the option. The dividend yield was zero in 2002 and 2001. The expected volatility was based on the historic stock prices. The expected volatility was 89.6% and 91.6% for 2002 and 2001, respectively. The risk-free interest rate was the rate available on zero coupon U.S. Government issues with a term equal to the remaining term for each grant. The risk-free rate ranged from 4.4% to 5.1% in 2002, 5.1% in 2001, and ranged from 6.3% to 6.5% in 2000, respectively. The expected life of the options was estimated based on the exercise history from previous grants and is estimated to be one to five years.

The Company applies APB No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized in the Company's financial statements for stock options under any of the stock plans which on the date of grant the exercise price per share was equal to or exceeded the fair value per share. However, compensation cost has been recognized for warrants granted to non-employees for services provided. If under SFAS No. 123, the Company determined compensation cost based on the fair value at the grant date for its stock options, net loss and loss per share would have been increased to the pro forma amounts indicated:

	2002	2001	2000
Net loss			
As reported	$ (9,951,402)	$ (9,340,103)	$ (5,274,043)
Pro forma	(14,431,727)	(12,869,273)	(5,599,269)
Basic and diluted loss per common share			
As reported	$ (.69)	$ (.63)	$ (.49)
Pro forma	(.95)	(.86)	(.51)

The effects of applying SFAS 123 on providing pro-forma disclosures are not necessarily likely to be representative of the effects on reported net income for future years.

11. Commitments - Employment Agreements and Contingencies

In January, 2000, the Company entered into a new three year employment agreement with its Chief Executive Officer, expiring on January 1, 2003. The agreement provides for (i) a base salary of $250,000 in the first year of the agreement, increasing by 10% in each year thereafter; (ii) a bonus equal to 3% of the Company's pre-tax net income, with such additional bonuses as may be awarded in the discretion of the Board of Directors, (iii) certain insurance and severance benefits; and (iv) automobile and expenses.

In July 2000, Authentidate, Inc. entered into an employment agreement with its new Chief Executive Officer for a three year term. The employment agreement provides for (i) annual salary of $250,000, (ii) annual bonus up to $200,000 with a minimum bonus of $80,000 paid with the regular payroll during the first year, (iii) a severance agreement equal to 12 months salary in the event the Company terminates this agreement without cause, (iv) the award of Authentidate, Inc. common shares equal to 5% of the shares outstanding on the date of the employment agreement, vesting in equal amounts over a four-year period commencing one year from the date of the agreement, and (v) the award of employee stock options to purchase 200,000 Authentidate Holding Corp. common shares vesting in equal amounts over a four-year period, at an exercise price of $6.3125 per share.

In October 2000, the Company entered into an employment agreement with its Chief Financial Officer which provides for (i) annual salary of $100,000 increasing to $110,000 on January 1, 2001 (ii) annual increases every October to be determined by the Compensation Committee (iii) eligibility for annual bonuses at the discretion of Compensation Committee (iv) a severance agreement equal to 12 months' salary and (v) the award of Authentidate, Inc. stock options equal to 1.25% of the stock outstanding convertible in AHC stock options at such time that the shareholders approve such conversion, which occurred in March 2001.

In March 2002, Authentidate AG entered into a three-year employment contract with its Chief Executive Officer providing for (i) a base salary of $200,000 with annual increases of 5%, (ii) options to purchase 184,000 shares of AHC common stock at $4.54 per share, (iii) a bonus of up to 50% of the base salary in the event AG achieves its operating targets approved by the Compensation Committee and (iv) a severance agreement not to exceed 18 months of his base salary or until he obtains alternative employment.

The Company is the defendant in a third party complaint filed by Shore Venture Group, LLC in the Federal District Court for the Eastern District of Pennsylvania. The third party complaint was filed on May 7, 2001. Shore Venture is the defendant to an action commenced by Berwyn Capital. The third party complaint alleges a claim of breach of contract and seeks indemnification. We moved to dismiss the third party complaint and the motion was recently denied by the Court. This matter is currently in the discovery stage, which is expected to be completed by the end of September 2002. We are currently involved in settlement negotiations with Shore Venture. Management believes that the claim will not have a material adverse impact on our financial condition, results of operations or cash flows.

We have also been advised of a claim by Shore Venture Group concerning additional shares of common stock of our subsidiary, Authentidate, Inc. This claim is not before the court in the third-party litigation previously discussed. We are conducting settlement negotiations with Shore Venture and believe that a settlement will not have a material adverse impact on our financial condition, results of operations or cash flows. No formal action has been commenced in connection with this claim, and the settlement negotiations are being held at this juncture in an effort to avoid resorting to litigation on this issue.

We are engaged in no other litigation the effect of which would be anticipated to have a material adverse impact on our financial condition, results of operations or cash flows.

12. Cash Flows - Supplemental Information

Cash flows

The Company paid interest in the amounts of $115,378, $115,323 and $364,954 for the years ended June 30, 2002, 2001 and 2000, respectively. Income taxes paid aggregated $1,912, $230 and $133 for the years ended June 30, 2002, 2001 and 2000, respectively.

Noncash investing and financing activities

During the fiscal year ending June 30, 2002, the Company issued 1,425,875 shares of its common stock to acquire all the shares of Authentidate International AG that it did not already own. This transaction is more fully described in Footnote 1. During the fiscal year, the Company entered into capital lease obligations for property and equipment totaling $278,554, including interest.

During the fiscal year ended June 30, 2001, the Company issued 917,608 shares of its common stock with a value approximating $4,200,000 to acquire a portion of the remaining minority interest of Authentidate, Inc. In addition, the Company entered into capital lease obligations totaling $15,923. Furthermore, the Company issued 28,082 shares of common stock out of treasury (totaling $76,719) in connection with preferred stock being converted into common stock.

During the fiscal year ended June 30, 2000, the Company issued 1,223,075 common shares of the Company's stock pursuant to the conversion of $3,975,000 of convertible debt into common stock.

13. Employee Benefit Plan

The Company has a qualified defined contribution 401(k) profit sharing plan for all eligible employees. The Company can make contributions in percentages of compensation, or amounts as determined by the Company. The Company contributed $134,640, $111,869 and $25,878 to the plan during the years ended June 30, 2002, 2001 and 2000, respectively.

14. Intangible Assets

A summary of intangible assets is as follows:

	June 30, 2002		June 30, 2001		
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Useful Life In Years
Patents	$ 260,581	$ 24,792	$ 95,885	$ 9,463	17
Trademarks	106,803	15,654	77,945	10,313	20
Completed technologies	59,400	7,425	—	—	2
Accreditation	121,800	15,225	—	—	2
Licenses	13,600	4,533	—	—	3
Total	$ 562,184	$ 67,629	$ 173,830	$ 19,776	

Also refer to Footnote 1 with regard to Completed Technologies and Accreditation. The Company amortizes intangible assets under a straight line method. Intangible amortization expense is expected to be immaterial for the next five fiscal years.

15. Financial Instruments

Concentrations of credit risk

Financial instruments which subject the Company to concentrations of credit risk consist of cash and cash equivalents and trade accounts receivable. To reduce credit risk, the Company places its temporary cash investments with high credit quality financial institutions. The Company's credit customers are not concentrated in any specific industry or business. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

At June 30, 2002, there was one customer whose accounts receivable balance exceeded 10% of total accounts receivable. At June 30, 2001, accounts receivable from one customer approximated 31% of total accounts receivable.

Fair value
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities
The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities approximates fair value because of the short maturity of these instruments.

Long-term debt
The remaining balance of long-term debt approximates fair value based on its discounted face amount. Consequently, the carrying value of the borrowings under long-term debt approximates fair value.

16. Segment Reporting

SFAS 131 establishes standards for reporting financial and descriptive information about an enterprise's operating segments in its annual financial statements and selected segment information in interim financial reports.

The Company has three reportable segments: DocStar, a document imaging software company, DJS Marketing Group, Inc. (DJS), a computer systems integrator; and all Authentidate related companies including Authentidate, Inc., Authentidate AG and Trac Medical Solutions, Inc. DocStar sells document storage and retrieval software and related products through a national dealer network of approximately 100 dealers, and DJS markets computer services including network services, Internet services and software installation and integration. In addition, DJS sells a complete line of personal computers and peripheral equipment in the Albany, New York area primarily, although DJS has several national accounts. The Authentidate related businesses all provide authentication software services nationally and through AG internationally.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company's reportable segments are separate divisions which are managed separately. The corporate expenses are non-operating expenses which include all public company type expenses and applies to all of the Company's operating segments, and therefore should be segregated.

Segment Information

	DocStar	DJS	Authentidate Related	Totals
2002				
Revenues from external customers	$ 6,719,803	$ 9,871,923	$ 51,178	$ 16,642,904
Intersegment revenues	—	88,577	—	88,577
Interest and other income	15,411	23	25,725	41,159
Interest expense	110,185	1,675	12,964	124,824
Depreciation and amortization	431,910	60,819	1,172,387	1,665,116
Segment profit/(loss)	287,859	96,801	(5,723,055)	(5,338,395)
Segment assets	4,878,141	4,112,197	3,316,513	12,306,851
2001				
Revenues from external customers	$ 6,239,579	$ 11,620,407	$ 558	$ 17,860,544
Intersegment revenues	—	428,488	—	428,488
Interest and other revenue	14,792	—	2,352	17,144
Interest expense	112,784	12,032	—	124,816
Depreciation and amortization	411,441	58,468	1,120,840	1,590,749
Segment profit/(loss)	(295,680)	385,283	(4,954,729)	(4,865,126)
Segment assets	5,454,528	3,372,212	3,746,305	25,573,045
2000				
Revenues from external customers	$ 5,589,830	$ 9,699,764	$ 144	$ 15,289,738
Intersegment revenues	—	249,943	—	249,943
Interest and other income	13,084	—	87	13,171
Interest expense	292,600	7,394	—	299,994
Depreciation and amortization	358,478	48,858	124,867	532,203
Segment profit/(loss)	(1,177,239)	231,357	(2,342,198)	(3,288,080)
Segment assets	8,237,551	2,637,368	1,827,971	12,702,890

Reconciliations	2002	2001	2000
Revenues			
Total revenues for reportable segments	$ 16,731,481	$ 18,289,032	$ 15,539,681
Elimination of intersegment revenues	(88,577)	(428,488)	(249,943)
Total consolidated revenues	**$ 16,642,904**	**$ 17,860,544**	**$ 15,289,738**
Profit or (loss)			
Total profit or loss for reportable segments	$ (5,338,395)	$ (4,865,126)	$ (3,288,080)
Product development expenses	(2,170,173)	(2,255,284)	(665,533)
Corporate expenses and other	(2,494,793)	(2,188,413)	(1,358,311)
Elimination of intersegment profits	12,232	(15,280)	1,140
Loss before income taxes	**$ (9,991,129)**	**$ (9,324,103)**	**$ (5,310,784)**
Assets			
Total assets for reportable segments	$ 12,306,851	$ 12,573,045	$ 12,702,890
Corporate assets	13,760,530	13,322,487	8,437,792
Elimination of intersegment profit	(15,395)	(27,627)	(12,347)
Total consolidated assets	**$ 26,051,986**	**$ 25,867,905**	**$ 21,128,335**

17. Private Equity Offerings

In 2001 the Company in two separate transactions closed on the sale of $5,500,000 of its securities to two foreign institutions pursuant to Regulation S, promulgated under the Securities Act of 1933, as amended. In the transactions, the Company sold 5,500 of its Series C Convertible preferred stock, with a dividend rate of 4%, payable in either cash or Company common stock to the foreign institutions convertible at $4.845 per share and five-year warrants to purchase 114,000 shares of common stock exercisable at $4.845 per share. The conversion price is not subject to resets or adjustments for changes in the market price of the Company's common stock. The right of conversion incorporated into the Series C preferred stock constitutes a beneficial conversion feature which was determined to have a value of approximately $1,464,002. The beneficial conversion feature was amortized as a preferred stock dividend over a one-year period commencing July 1, 2001 using the effective interest method. The Company received net proceeds of approximately $5,200,000 from the transaction after paying commissions and expenses. The securities sold in this offering are restricted securities under the terms of Regulation S and may not be transferred or resold in the United States for a period of one year, except pursuant to registration under the Securities Act or an exemption thereunder. During the fiscal year 1,500 Series C preferred shares were converted into 309,598 common shares. The Company intends to continue to seek additional funds which may be raised through public or private financing and may include debt or equity securities.

During fiscal 2000, the Company closed three concurrent private offerings. In the first offering, the Company sold 740,000 units at an aggregate offering price of $740,000, each unit consisting of two shares of common stock and two Series B common stock purchase warrants (the "Series B warrants"). The Series B warrants entitle the holder to purchase one share of common stock at an exercise price of $1.375 per share during the offering period commencing on the date of issuance and terminating five years thereafter. The Series B warrants are redeemable at any time commencing one year after issuance at the option of the Company with not less than 30 nor more than 60 days written notice to the registered holders at a redemption price of $.05 per warrant provided; (i) The public sale of the shares of common stock issuable upon exercise of the Series B warrants are covered by a tentative registration statement; and (ii) During each of the immediately preceding 20 consecutive trading days ending within 10 days of the date of the notice of redemption, the closing bid price of the Company's common stock is at least $3.25 per share. As of June 30, 2002, 400,000 Series B warrants are outstanding.

In the second offering, the Company sold 50,000 shares of a newly created class of Series B convertible cumulative preferred stock (the "Series B preferred stock"). The Series B preferred stock was sold at $25.00 per share for an aggregate offering price of $1,250,000. Dividends on the Series B preferred stock are payable at the rate of 10% per annum, semi-annually in cash. Each share of Series B preferred stock is convertible into shares of the Company's common stock or is converted into such number of shares of the common stock as shall equal $25.00 divided by the conversion price of $1.875 per share subject to adjustment under certain circumstances. Commencing three years after the closing, the conversion price shall be the lower of $1.875 per share or the average of the closing bid and asked price of the Company's common stock for the 10 consecutive trading days immediately ending one trading day prior to the notice of the date of conversion; provided, however, that the holders are not entitled to convert more than 20% of the Series B preferred shares held by such holder on the third anniversary of the date of issuance per month. The Series B preferred stock is redeemable at the option of the Company at any time commencing one year after issuance or not less than 30 nor more than 60 days written notice at a redemption price of $25 per share plus accrued and unpaid dividends provided; (i) the public sale of the shares of common stock issuable upon conversion of the Series B preferred stock (the "Conversion Shares") are covered by an effective registration statement or are otherwise exempt from registration; and (ii) during the immediately preceding 20 consecutive trading days ending within 10 days of the date of the notice of redemption, the closing bid price of the Company's common stock is not less than $3.75 per share. As of June 30, 2002, 22,000 Series B preferred shares have been converted leaving 28,000 shares outstanding which are convertible in 373,333 common shares.

Commencing 34 months after the Closing, the Series B preferred stock is redeemable at the option of the Company without regard to the closing price of the Company's common stock.

As part of this equity offering in fiscal 2000 the Company also created a new subsidiary, Authentidate Inc. In connection with the above offerings, the purchasers were granted the right to purchase 20% of Authentidate for $100,000. In addition, the Purchasers were issued an aggregate of 999,999 Series C common stock purchase warrants (the "Series C warrants"). The Series C warrants were redeemable at any time commencing six months after issuance, on not less than 30 nor more than 60 days written notice to registered holders at a redemption price equal to $.05 per Warrant, provided (i) the public sale of the shares of common stock issuable upon exercise of the Series C warrants (the "warrant shares") are covered by an effective registration statement or are otherwise exempt from registration; and (ii) during each of the immediately preceding 20 consecutive trading days ending within 10 days of the date of the notice of redemption, the closing bid price of the Company's common stock is not less than 120% of the current exercise price of the Series C warrants.

The Series C warrants were also divided into three classes (333,333 warrants per class) to provide for varying exercise prices. The exercise price of the Series C warrants is as follows:

Class I - $1.50 per share of common stock, increasing (i) $.75 per share thirty days after the effective date of the registration statement covering the underlying shares (the "Registration Statement"); (ii) an additional $.75 per share seven months after the effective date of the Registration Statement; and (iii) an additional $.75 per share thirteen months after the effective date of the Registration Statement, subject to adjustment for stock splits and corporate reorganizations.

Class II - $1.50 per share of common stock, increasing (i) $.75 per share sixty days after the effective date of the Registration Statement; (ii) an additional $.75 per share seven months after the effective date of the Registration Statement; and (iii) an additional $.75 per share thirteen months after the effective date of the Registration Statement, subject to adjustment for stock splits and corporate reorganizations.

Class III - $1.50 per share of common stock, increasing (i) $.75 per share ninety days after the effective date of the Registration Statement; (ii) an additional $.75 per share seven months after the effective date of the Registration Statement; and (iii) an additional $.75 per share thirteen months after the effective date of the Registration Statement, subject to adjustment for stock splits and corporate reorganizations.

As of June 30, 2002 all of the Series C warrants have been exercised.

The Company received gross proceeds of approximately $2,100,000, approximately $1,900,000 after expenses. The Company utilized the proceeds of the three offerings as follows: approximately $600,000 was utilized to repay a portion of the Company's line of credit; approximately $160,000 was utilized to make a past due interest payment on the Company's outstanding 8% convertible notes; and the remainder was reserved for working capital.

Subsequent to year end, in July 2002, the Company sold 660,077 shares of its common stock at $3.03 per share in a private transaction. The Company received gross proceeds of approximately $2.0 million before expenses. The Company also issued 132,015 common stock purchase warrants to the buyers, which have an exercise price of $3.26 per share and a five-year life. The proceeds will be used for business development, sales and marketing of Authentidate along with general working capital needs of the Company.

18. Loan-Related Party

The Company has entered into certain loan and security arrangements involving Mr. John T. Botti, our Chairman and Chief Executive Officer, principally relating to certain obligations to financial institutions collateralized by Mr. Botti's stock in AHC. The Company initially established these arrangements in 2001, and has agreed to certain modifications in February 2002, as described below.

In January 2001, the Company made a loan of $317,000 to Mr. Botti to enable him to avoid a margin call on the shares of AHC common stock owned by him that were held in a brokerage account, as the Board of Directors believed that failing to do so would have a material adverse impact on the market price of its stock (the "2001 Loan"). The 2001 Loan was collateralized by a lien on all of the shares of AHC owned by Mr. Botti, as well as shares issuable to Mr. Botti upon the exercise of stock options granted to him. As of February 14, 2002, the Company agreed to loan an additional amount of $203,159 to Mr. Botti, which was also collateralized by a lien on all shares of AHC owned by Mr. Botti or issuable to him (the "2002 Loan"). The 2001 Loan bears interest at the rate of 9% per annum and is due on January 5, 2003. The 2002 Loan bears interest at the rate of 6% per annum and is being repaid in bi-weekly installments of $5,000. In connection with the transactions described above, Mr. Botti pledged to the Company the shares of AHC stock currently owned by him or that he may later acquire upon the exercise of options. AHC's interest has been perfected as to 409,341 shares of common stock of AHC owned (beneficially and of record) by Mr. Botti, and options to purchase 1,334,668 shares of common stock of AHC. The pledge additionally extends to any proceeds realized by Mr. Botti from the sale of the pledged securities. Mr. Botti has provided information demonstrating that the pledged assets are sufficient to cover his outstanding obligations to the Company.

The Company has been advised that the proceeds of both loans have been applied in full in order to satisfy indebtedness incurred by Mr. Botti to certain financial institutions. The 2001 Loan was necessitated primarily by a decline in the market price of the common stock of AHC. The 2002 Loan was primarily necessitated by the need for Mr. Botti to repay certain indebtedness arising out of private business ventures. The loans were made following a determination that they were in the best interests of AHC and its shareholders in order to avoid the adverse effects of a substantial forced sale of Mr. Botti's stock in AHC by his creditors. The determination for the 2002 Loan was made by the Compensation Committee as a result of the pressure on our stock price, margin calls faced by Mr. Botti and other considerations. The 2001 Loan was approved by the Board of Directors. At June 30, 2002, the cumulative loan balance of $507,431 is recorded as a reduction to shareholder equity.

19. Private Financing

In February 2002, the Company offered the holders of its Series B common stock warrants the opportunity to receive new warrants upon the exercise of the Series B warrants for cash. The exercise price of these warrants was $1.375 per common stock warrant. The warrant holders would receive a new warrant exercisable at $2.00 per common stock warrant, which was slightly above the market price of the Company's common stock on February 19, 2002, the date the Board approved the transaction. 1,080,000 warrants were exercised and the Company received $1,485,000 in cash; in addition 1,080,000 new warrants were issued. The new warrants expire October 1, 2004 and have no registration rights.

20. Quarterly Data Financial (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal year ended June 30, 2002				
Net sales	$ 3,263,503	$ 4,131,286	$ 3,592,159	$ 5,655,956
Gross profit	972,142	1,190,999	961,126	1,428,102
Net loss	(2,608,970)	(2,222,955)	(2,533,384)	(2,586,093)
Loss per share	(0.19)	(0.16)	(0.18)	(0.16)
Fiscal year ended June 30, 2001				
Net sales	$ 4,483,479	$ 4,034,523	$ 4,383,397	$ 4,959,145
Gross profit	1,246,677	996,892	644,332	789,197
Net loss	(1,575,896)	(1,623,016)	(2,976,080)	(3,165,111)
Loss per share	(0.11)	(0.11)	(0.20)	(0.21)

21. Note Receivable

On January 9, 2002, AHC announced a letter of intent to acquire Zylab International Inc., a privately owned company in the document imaging and retrieved business. In connection with that letter of intent, the Company loaned Zylab $500,000 collateralized by certain assets of Zylab including the intellectual property and software code. In June 2002, the Company was offered $400,000 by Zylab to pay off the loan in full, including $350,000 in cash and $50,000 in prepaid license fees for a product DocStar licenses from Zylab, plus 18% of future net income of Zylab or a successor company after a $75,000 threshold. In addition, the planned acquisition of Zylab by the Company would be cancelled. The Company accepted this proposal subsequent to June 30, 2002 and received payment of $350,000. The Company has recorded a loan loss reserve of $100,000 in June 2002.

Corporate Information

Company Directors, Officers and Executives

John T. Botti
Chairman of the Board
President and Chief Executive Officer

Ira C. Whitman
Secretary and Director
Senior Vice President

Dennis H. Bunt
Chief Financial Officer

Robert Van Naarden
Chief Executive Officer of
Authentidate, Inc. and Director

Thomas Franceski
Vice President
Technology Products Group

Jeffrey Frankel
Chief Executive Officer of
Trac Medical Solutions, Inc.

Jan Wendenburg
Chief Executive Officer of
Authentidate International, AG

J. Edward Sheridan
Director

Charles C. Johnston
Director

Steven A. Kriegsman
Director

Website

www.AuthentidateHC.com

NASDAQ Symbol

ADAT

A copy of the fiscal 2002 Form 10-K filed with the Securities and Exchange Commission may be obtained by shareholders without charge by writing to the Assistant to the President of the Company at the corporate address or by contacting our Investment Relations firm or over the Internet. For shareholder communications regarding change of address, transfer of share ownership or lost certificates, please contact our Transfer Agent listed above.

Corporate Office and DocStar Office

2165 Technology Dr.
Schenectady, NY 12308
518.346.7799
888.362.7827

Subsidiaries

DJS Marketing Group, Inc.
4 Petra Lane
Albany, NY 12205

Authentidate, Inc.
43rd Floor
2 World Financial Center
New York, NY 10281

Trac Medical Solutions, Inc.
2165 Technology Dr.
Schenectady, NY 12308

Authentidate International, AG
Ratingen, Germany

Transfer Agent

Continental Stock Transfer and Trust Co.
17 Battery Place
New York, NY 10004
212.509.4000

Legal Counsel

Goldstein & DiGioia, LLP
45 Broadway
New York, NY 10006

Independent Accountants

PricewaterhouseCoopers LLP
80 State St.
Albany, NY 12207

Investor Relations Firm

Wolfe, Axelrod, Weinberger Assoc.
317 Madison Ave.
New York, NY 10015
212.370.4500



AuthentiDate™
Holding Corp.

2165 Technology Drive • Schenectady, New York 12308
Phone: 518.346.7799 • Fax: 518.346.1644
www.AuthentiDateHC.com